UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES ACT OF 1934

For the fiscal year ended June 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  0-19772

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HF FINANCIAL CORP. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HF FINANCIAL CORP.

225 South Main Avenue

Sioux Falls, South Dakota 57104

REQUIRED INFORMATION

Item 4	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

HF Financial Corp.

Retirement Savings Plan

Financial Report

06.30.2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees and Participants of

HF Financial Corp. Retirement Savings Plan

Sioux Falls, South Dakota

We have audited the accompanying statements of net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended June 30, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2007 and 2006, and the changes in its net assets available for benefits for the year ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sioux Falls, South Dakota

December 21, 2007

HF Financial Corp. Retirement Savings Plan

Statements of Net Assets Available for Benefits

June 30, 2007 and 2006

	2007	2006
Assets
Investments (Note 3):
Participant directed:
HF Financial Corp. common stock	$1,038,966	$1,205,904
Mutual funds	6,843,389	5,758,900
Money market mutual fund	315,043	154,895
Common Investment Fund	51,598	336,317
Participant loans	23,081	22,563
Total participant directed investments	8,272,077	7,478,579

Non-participant directed:
HF Financial Corp. common stock	3,845,132	4,128,504
Money market mutual fund	10,030	2,887
Total non-participant directed investments	3,855,162	4,131,391
Employer receivables	68,097	—
Total assets	12,195,336	11,609,970

Liabilities
Accounts payable	3,999	4,164
Net Assets Available for Benefits, at fair value	12,191,337	11,605,806

Adjustments from fair value to contract value for Fully benefit-responsive investment contracts	496	3,839
Net Assets Available for Benefits	$12,191,833	$11,609,645

See Notes to Financial Statements.

HF Financial Corp. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 2007

	Participant Directed Savings	Non- Participant Directed (Employee Stock Ownership)	Total
Additions to net assets attributed to:
Investment income (loss):
Net appreciation in fair value of investments (Note 3)	$988,399	$87,439	$1,075,838
Dividends and interest	145,651	96,365	242,016
	1,134,050	183,804	1,317,854
Contributions:
Employer	251,943	—	251,943
Participants	728,929	—	728,929
Rollover	74,887	—	74,887
	1,055,759	—	1,055,759
Total additions	2,189,809	183,804	2,373,613

Deductions from net assets attributed to:
Benefits paid to participants	1,487,862	240,592	1,728,454
Trustee and accounting fees	47,870	15,101	62,971
Total deductions	1,535,732	255,693	1,791,425
Net increase/decrease (before transfers)	654,077	(71,889)	582,188
Transfers	205,534	(205,534)	—
Net increase/decrease (after transfers)	859,611	(277,423)	582,188

Net assets available for benefits:
Beginning of year	7,478,254	4,131,391	11,609,645
End of year	$8,337,865	$3,853,968	$12,191,833

See Notes to Financial Statements.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 1.            Plan Description and Amendments

The following description of the HF Financial Corp. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General and plan amendments: The Plan is a defined contribution plan established for the benefit of the employees of HF Financial Corp. (the Company). The Plan and the Trust of which it is a part are intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On March 17, 2004, the Plan adopted an amendment to comply with the Internal Revenue Code for dividends paid to the Plan on shares of stock held in the Plan.

During 2004, the Plan was amended to be in compliance with the final regulations issued under IRC Section 401(a)(9). The Plan was also amended to provide for valuation of its assets on a daily basis effective January 1, 2004.

On March 28, 2005, the Plan adopted an amendment to comply with the automatic payment requirements of the Internal Revenue Code so that a participant’s account balance can only be distributed without a participant’s consent if the participant’s account balance is not greater than $1,000, unless the participant has attained age of 65 (or the participant’s required beginning date, if employed on that date).

Effective July 1, 2001, the Plan was restated as a qualified profit sharing plan with a cash or deferred arrangement pursuant to Code Section 401(k). Prior to such date, the Plan was a qualified stock bonus plan and a qualified employee stock ownership plan within the meaning of Code Section 4975(e)(7) (collectively referred to as ESOP).

Effective July 1, 2006, the Plan was amended to provide that forfeitures attributed to Employer ESOP Contributions shall be used to either reinstate Employer ESOP Contributions, to pay the Plan’s administrative expenses or reduce Employer Contributions, at the sole discretion of the Plan Administrator.

Effective July 1, 2006, the Plan was amended to provide for Roth Elective Deferrals by participants pursuant to Code Section 402A.

The Plan is administered by the Plan Administrative Committee comprised of up to five persons appointed by the Company’s Board of Directors. The Plan passed a resolution during 2003 to change the Plan Trustee to the Home Federal Bank, Investment Management and Trust Department which was effective August 1, 2003. The trust department of an independent bank was the Plan’s Trustee prior to August 1, 2003

Eligibility: Employees of the Company and its participating subsidiaries are generally eligible to participate in the Plan, provided they are expected to have at least 1, 000 hours of service and are 21 years old.

Employees hired on or after July 1, 2001 are eligible to participate in the 401(k) portion of the Plan on the first day of the month after they have completed 30 consecutive calendar days of employment and attained age 21.  Employees are eligible for other benefits of the Plan on the first day of the month after completing 1,000 hours of service and attaining age 21.

Contributions: Each year, participants may make salary deferral contributions in any percentage from 1% to 50% of pretax annual compensation, as defined in the Plan. For each calendar quarter, the Company makes a fixed matching contribution of 50% of participants’ deferrals up to 6% of the participants’ compensation. In addition, the Company may also make discretionary profit sharing and/or matching contributions to the Plan.

There were no discretionary contributions made to the plan for the year ended June 30, 2007.  Participants may roll over amounts representing distributions from other qualified defined benefit or contribution plans.

Contributions are subject to certain limitations.

Participant accounts: Separate employee accounts are maintained for the 401(k) and the employee stock ownership portions of the Plan. Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions, Plan earnings, and charged with an allocation of administrative expenses. Plan earnings are allocated based on participant account balances, as defined.  Forfeited balances of terminated participants’ non-vested employer matching accounts are allocated among the accounts of all participants as a part of and on the same basis as the employer matching contribution.  Forfeited balances of terminated participants’ nonvested  ESOP accounts are used to reduce administration and trustee expenses of the Plan.  The amount of non-vested employer matching balances allocated to eligible participants as of June 30, 2007, equaled $7,551.

Participants’ investment options: Participants must direct their salary deferral, Roth Elective contributions, and rollover contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options daily.

Vesting: Participants are immediately vested in their Savings Plan (401(k)) contributions plus actual earnings thereon. Vesting in the Company’s discretionary ESOP and matching contribution portion of participants’ accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service in the employer matching contribution and after five years of credited service in the discretionary ESOP.

Payment of benefits: No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), or otherwise terminates employment with the Company. On termination of service due to death, disability or retirement, a participant may elect to receive non-ESOP benefits in either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments not to exceed the participant’s life expectancy. Benefits from all accounts except a participant’s ESOP account will be paid in cash. A participant’s ESOP benefits will be paid in whole shares of Company stock, valued at its fair market value per share, plus cash for any fractional share or in cash.

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest deemed reasonable by the Plan Administrator. Loan terms range from one to five years, or longer for the purchase of a principal residence. Principal and interest are paid no less than quarterly through payroll deductions.

Voting rights: Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee votes such shares in the same proportion as the participants who voted their shares.

Diversification: Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in the non-participant directed Company stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent.  Participants who elect to diversify have a portion of their account moved from the non-participant directed ESOP accounts to their participant diversified account.

Note 2.            Significant Accounting Policies

Nature of business of Plan Sponsor: HF Financial Corp. and its subsidiaries, the sponsoring employer companies, offer banking, insurance and other financial services to customers in South Dakota and Minnesota.

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Adoption of new standard:   As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. These requirements are effective for financial statements issued for periods ending after December 15, 2006. The provisions of FSP AAG INV-1 and SOP 94-4-1 have been retroactively applied to the statement of net assets available for benefits presented as of June 30, 2006, as required.

Investment valuation and income recognition: The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.    The common stock of the Company is valued at fair value, which is determined by quoted market price on a national stock exchange (NASDAQ). Participant loans are valued at cost, which approximates fair value.  The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividend income is accrued on the ex-dividend date.

Payment of benefits: Benefits are recorded when paid.

Administrative expenses: Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan for service provided. Administrative expenses incurred relative to the Plan are primarily paid by the Plan.  Legal fees incurred by the Plan for the year ended June 30, 2007 have been paid by the Plan.  All administrative expenses not paid by the Company are the responsibility of the Plan.

Note 3.            Investments

The following presents the fair value of the investments that represent 5% or more of the Plan’s net assets as of June 30, 2007 and 2006.

	2007	2006
Participant directed:
Investments, at fair value as determined by quoted market price:
HF Financial Corp. common stock	$1,038,966	$1,205,904
Mutual funds:
Vanguard Wellington Fund	727,937	715,319
Fidelity Contrafund	1,645,947	1,462,013
Vanguard 500 Index Fund	977,575	866,233
Legg Mason Value Trust Institutional Class Fund	1,022,766	956,598
First Eagle Overseas Fund	1,209,241	898,156
Fidelity Low Priced Fund	643,428	—
Funds individually less than 5% of Plan net assets	668,093	1,196,898
Money market mutual fund:
Goldman Sachs Prime Obligation Fund	315,043	154,895
Other investments, at estimated fair value	23,081	22,563
	8,272,077	7,478,579

Non-participant directed:
Investments, at fair value as determined by quoted market price:
HF Financial Corp. common stock	3,845,132	4,128,504
Other investments individually less than 5% of Plan net assets	10,030	2,887
	$12,127,239	$11,609,970

Participant directed investment in HF Financial Corp. common stock results from market purchase.

During the year ended June 30, 2007, the Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value by $1,075,838 as follows:

	Participant Directed	Non-Participant Directed
HF Financial Corp. common stock	$26,792	$87,439
Mutual Funds	961,607	—
	$988,399	$87,439

The classifications of investment earnings reported above and on the statement of changes in net assets may differ from the classifications of earnings on Form 5500 due to different reporting requirements on Form 5500.

Market volatility of equity-based investments may substantially impact the value of such investments at any given time. It is possible that the value of the plan’s investments, both in total and in individual participant accounts, has changed significantly since June 30, 2007.

Information about the Plan’s investment in HF Financial Corp. common stock, Employee Stock Ownership portion only, at June 30, 2007 and 2006 is as follows:

	2007	2006

Number of shares, all of which are allocated to participants	219,471.000	241,433.000
Cost	$885,072	$928,778
Fair Value	$3,845,132	$4,128,504

Note 4.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their entire account.

Note 5.   Tax Status

The Plan obtained its latest determination letter on September 20, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

Note 6.   Related Party Transactions

The Trustee of the Plan is Home Federal Bank, Investment Management and Trust Department (the Trustee), a related party to the Plan. During the year ended June 30, 2007, the Plan paid administrative fees to the Trustee of $33,360.  Dividends paid into the Plan received from HF Financial Corp. common stock were $124,234 in FY 2007.  Refer to Note 3 for detailed information pertaining to HF Financial Corp. common stock.

Note 7.   Subsequent Event

Effective July 1, 2007, the ESOP portion of the Retirement Savings Plan was spun-off and a new plan created, HF Financial Corp. Employee Stock Ownership Plan, a non-participant-directed Plan.

Effective July 1, 2007, a non-standardized prototype cash or deferred profit sharing plan sponsored by Home Federal Bank was adopted for the Retirement Savings Plan.

Note 8.  Reconciliation to Form 5500

2007
Net assets available for plan benefits per the financial statements	$12,191,833
Amounts allocated to withdrawing participants	(14,489)

Net assets available for plan benefits per Form 5500	$12,177,344

Benefits payments to participants per the financial statements	$1,728,454
Amounts allocated to withdrawing participants at June 30, 2007	14,489

Benefit payments to participants per Form 5500	$1,742,943

Schedule H, Line 4i - Schedule of Assets Held at End of Year

EIN:  46-0418532

PN:  002

June 30, 2007

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*HF Financial Corp.	HF Financial Corp. Common Stock	$1,684,246	$4,884,098

Fidelity	Fidelity Low-Priced Fund, Mutual Fund	N/A	643,428
Fidelity	Fidelity Contrafund, Mutual Fund	N/A	1,645,947
First Eagle	First Eagle Overseas, Mutual Fund	N/A	1,209,241
The Vanguard Group	Vanguard 500 Index Fund, Mutual Fund	N/A	977,575
The Vanguard Group	Vanguard Wellington, Mutual Fund	N/A	727,937
Legg Mason	Legg Mason Value Trust Institutional Class Fund, Mutual Fund	N/A	1,022,766
The Vanguard Group	Vanguard Interm Team U.S. Treasury, Mutual Fund	N/A	289,220
T. Rowe Price	T. Rowe Price Growth Stock Fund, Mutual Fund	N/A	175,913
Federated	Federated Capital Preservation Fund, Common Investment Fund (at contract value)	N/A	52,094
Fidelity	Fidelity Balanced Fund	N/A	151,362
Goldman Sachs	Goldman Sachs Prime Obligation Fund, Money Market Fund	325,073	325,073

Participant Loans	Participant Note Receivable, Interest Rate Varies, Maturity Date Varies	—	23,081

	Totals		$12,127,735

* Known to be a party-in-interest to the Plan.
N/A – Not applicable for participant directed accounts.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HF Financial Corp. Retirement Savings Plan

Date: December 27, 2007	By:	Home Federal Bank, trustee of the
HF Financial Corp. Retirement Savings Plan

		By:	/s/ Darrel L. Posegate
Darrel L. Posegate, President

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm